Exhibit 99.1
Submission of ‘ 2022 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange

On March 2, 2023, Shinhan Financial Group submitted a ‘2022 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange. The English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 20, 2023.

Shinhan Bank, Shinhan card, and Shinhan Life wholly owned subsidiaries of Shinhan Financial Group, also submitted a ‘2022 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange on March 2, 2023 and the reports are available at the following websites, www.shinhan.com, www.shinhancard.com, and www.shinhanlife.co.kr.